Paul Hastings LLP
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www.paulhastings.com

March 7, 2016

VIA EDGAR CORRESPONDENCE
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549
Re:	Rainier Investment Management Mutual Funds - File No. 811-08270
Ladies and Gentlemen:
On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Ashley Vromen-Lee of the U.S. Securities and Exchange Commission’s staff to David A. Hearth of this firm on March 2, 2016 with respect to the Registrant’s preliminary proxy statement filed on February 25, 2016 (the “Proxy Statement”).  The Proxy Statement contains disclosure with respect to one proposal for a special meeting of shareholders of one series of the Registrant, the Rainier Intermediate Fixed Income Fund.  The proposal is for shareholders to consider and vote on a new management agreement with a new investment adviser that is expected to become affiliated with the current investment adviser.
The comments are summarized below.
1.
Comment:  Under “Solicitation of Proxies” on page 3, there is disclosure of the estimated costs of the third-party vendor for the solicitation process.  Please confirm and disclose that neither the Fund nor the Trust will bear those expenses.

Response:  Confirmed.  That section of the proxy statement currently states as follows:  “The cost of preparing, printing and mailing this Proxy Statement, the Notice and the accompanying Proxy Card and all other costs incurred in connection with this solicitation of proxies, including any additional solicitation made by mail, telephone, e-mail or in person, will not be borne by the Trust or the Fund.”  Although the Trust no longer intends to retain the services of a third-party solicitor, it remains correct that neither the Trust nor the Fund will bear the costs of the special shareholder meeting or any related tabulation and solicitation expenses.

2.
Comment:  Under the current Operating Expenses Agreement, Rainier, as the current investment adviser, has the contractual ability to recoup waived fees and expenses for up to three years after that waiver.  Please confirm and disclose that, upon termination of Rainier’s Management Agreement as a result of the proposed change of control transaction, Rainier will no longer be able to recoup past waived or subsidized fees and expenses.

Securities and Exchange Commission
March 7, 2016

Response:  Confirmed.  In the section following the discussion of the Operating Expenses Agreement, which compares the Current Agreement with Rainier to the New Agreement with Manning & Napier, there is the following statement on page 7:  “Shareholders should also note that any voluntary or contractual reduction in Rainier’s compensation, or in reimbursement of expenses due to Rainier, pursuant to the Current Agreement, will no longer be subject to recoupment by Rainier.”  Rainier’s ability to recoup those amounts will lapse when the Current Agreement terminates.
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We also hereby provide the following statements on behalf of the Registrant:
●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (415) 856-7007 with comments and questions.
Very truly yours,
/s/ David A. Hearth
David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, Inc.